UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 29, 2023

By:	/s/ A. Omiyinka Doris
Name:	A.Omiyinka Doris
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2023 and 2022, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of June 30, 2023 and for the six-month period ended June 30, 2023 and 2022 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2022 (our “2022 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 25 to our audited consolidated financial statements included in our 2022 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•our ability to complete the sale of PJSC VimpelCom (“VimpelCom”) and its subsidiaries (collectively, our “Russian Operations”); in the event the sale of our Russian Operations does not complete, or the sale is significantly delayed, we will continue to be exposed to risks relating to operating in Russia;

•the ongoing conflict between Russia and Ukraine, including: the adverse impact on the economic conditions and outlook of Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties, and obtain financing; the resulting volatility in the Ukrainian local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer from as a result of the conflict; and its impact on our liquidity, financial condition and our ability to operate as a going concern, among numerous other consequences;
•developments in the international economic conditions (including inflationary pressures and rising interest rates) and the geopolitical environment;

•our ability to generate sufficient cash flow and raise additional capital to meet our debt service obligations, our expectations regarding working capital, the servicing and repayment of our indebtedness and ability to satisfy our projected capital requirements;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from, our existing and future transactions;
•adverse global developments, including wars, terrorist attacks, natural disasters, and pandemics, including any further adverse developments relating to the COVID-19 pandemic;

•environmental factors, including climate-related disasters such as floods, or the implementation of climate-related laws and regulations that could impact our business and its operations and expenses;

•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•potential cyber-attacks or other cybersecurity threats, which may compromise confidential information or render our services inaccessible;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 4G and 5G networks, broadband services and integrated products and services, such as fixed-mobile convergence, and digital services in the areas of , for example, financial services, entertainment, digital advertising and healthcare;
•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•adverse legislative, regulatory and judicial developments which frustrate our profitability and ability to operate in our geographies;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our ability to retain key personnel;
•our material weakness found in our internal control over financial reporting in 2022; and

•other statements regarding matters that are not historical facts.

These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to the ongoing conflict between Russia and Ukraine, such as its adverse impact on the economic conditions and outlook of Russia and Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on Russia, counter-sanctions enacted by Russia, and regulatory measures and sanctions enacted by Ukraine, in each case, on our supply chain, the ability to transact with key counterparties or to effect cash payments through affected clearing systems to bondholders, including certain professional services providers we rely on, obtain financing, upstream interest payments and dividends; and the ability to operate our business; the resulting volatility in the Russian ruble and Ukrainian hryvnia and our other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the conflict, sanctions (including any reputational harm from certain of the ultimate beneficial owners of our largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”)), being subject to sanctions that could lead to nationalization risk of Kyivstar or VimpelCom, and the geographical location of our operations; and its impact on our liquidity, financial condition and our ability to operate as a going concern;

•risks relating to foreign currency exchange loss and other fluctuation and translation-related risks;

•risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including the costs associated with such events and the reputational harm that could arise therefrom) and where laws are applicable to us, such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and raise additional indebtedness, our ability to comply with the covenants in our financing agreements, the ability of our subsidiaries to make dividend payments, our ability to upstream cash from our subsidiaries, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•risks due to the fact that we are a holding company with a number of operating subsidiaries, including our dependence on our operating subsidiaries for cash dividends, distributions, loans and other transfers received from our subsidiaries in order to make dividend payments, make transfers to VEON Ltd., as well as certain intercompany payments and transfers;

•risks related to the impact of export controls, international trade regulation, customs and technology regulation, on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software, and equipment sourced from these suppliers;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by governmental and other regulatory bodies and courts;
•risks associated with data protection, data breaches, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including regulatory uncertainty regarding our licenses, regulatory uncertainty regarding our product and service offerings and approvals or consents required from governmental authorities in relation thereto, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us, including our ability to keep pace with technological changes and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks related to the material weakness in relation to the accounting and financial statement presentation for disposals of businesses in our internal control over financial reporting that was found to exist as of December 31, 2022; if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;

•risks related to the ownership of our American Depositary Shares, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties, including those set forth in “Item 3—Key Information—D. Risk Factors” in our 2022 Annual Report.

These factors and the other risk factors described in our 2022 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services, headquartered in Amsterdam. Present in some of the world’s most dynamic markets, VEON currently provides more than 157 million customers with voice, fixed broadband, data and digital services (which excludes customers provided by the Group’s Russian Operations which have been classified as discontinued operations). VEON, through its operating companies, offers services to customers in several countries: Pakistan, Ukraine, Kazakhstan, Bangladesh, Uzbekistan, and Kyrgyzstan. We provide services, amongst others, under the “Kyivstar,” “Banglalink,” and “Jazz” brands.

VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.

BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2022.

REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of June 30, 2023, our reportable segments in accordance with IFRS 8 consist of the following segments: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.
On November 24, 2022, VEON announced the sale of its Russian Operations, and the Russian business has, in line with the IFRS 5 requirements, become a discontinued operation, accounted for as an “Asset held for sale”.
We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (included until the sale thereof on June 8, 2022) and “HQ” represents transactions related to management activities within the Group in Amsterdam, London, Luxembourg and Dubai and costs relating to centrally managed operations, and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA. For further details please see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.
For further details on the sale of the Georgia operations, please see Note 4 to our unaudited interim condensed consolidated financial statements attached hereto. Our results for the six months ended June 30, 2022 include our Algerian business, which following the exercise of the put option for our stake in Algeria on July 1, 2021 and subsequent completion of sale transaction on August 5, 2022, was disposed of. Please see Note 5 to our unaudited consolidated financial statements attached hereto for further details.

KEY DEVELOPMENTS DURING THE FIRST HALF OF 2023
VEON’s Scheme of creditors
Following the announcement made by VEON on November 24, 2022 to launch a scheme of arrangement to extend the maturity of the 2023 Notes, the initial scheme was amended on January 11, 2023 and on January 24, 2023, the Scheme Meeting was held and the amended Scheme was approved by 97.59% of the Scheme creditors present and voting.
On January 30, 2023, VEON announced that the Scheme Sanction Hearing had taken place, at which the Court made an order sanctioning the Scheme in respect of VEON Holdings’ 2023 Notes (the “Order”). On January 31, 2023, VEON confirmed that the Order had been delivered to the Registrar of Companies. The amendments to the 2023 Notes were subject to the receipt of relevant licenses to become effective, at which time the maturity dates of the February 2023 and April 2023 notes would be amended to October and December 2023, respectively.
On April 3, 2023, VEON announced that each of the conditions has been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective.
Pursuant to the amendments, Noteholders were entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right was granted requiring VEON Holdings to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 million of the October 2023 Notes and holders of US$294 million of the December 2023 Notes exercising the Put Option.
On April 20, 2023, VEON announced that subject to the terms of the 2023 Put Option, VEON Holdings will pay to the Holders of Notes accepted for purchase the Repurchase Price for their Notes on April 26, 2023. For further details, refer to Note 8.
U.S. Treasury expands general license to include both VEON Ltd. and VEON Holdings B.V.
On January 18, 2023, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) replaced the General License 54 originally issued on November 18, 2022 with General License 54A to now include both VEON Ltd. and VEON Holdings B.V. (VEON Holdings).
This general license authorizes all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. or VEON Holdings B.V. that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. OFAC General License 54A applies to all debt and equity securities of VEON Ltd. or VEON Holdings B.V. that were issued before June 6, 2022, and confirms that the authorization applies not only to the purchase and receipt of debt and equity securities, but also to transactions ordinarily incident and necessary to facilitating, clearing, and settling of such transactions. This General License ensures that all market participants can trade the relevant securities with confidence that such trading is consistent with E.O. 14071, which targeted “new investment” in Russia.
Update on announced sale of Russian operations
On February 7, 2023, the Sub-Commission of the Government Commission for Control over Foreign Investments in the Russian Federation issued its approval of the proposed sale of VEON’s Russian operations to certain senior members of the management of PJSC VimpelCom ("VimpelCom").
On April 15, 2023, OFAC issued a license authorizing U.S. persons to engage in all transactions ordinarily incident and necessary to the divestment of VimpelCom.  In addition to this OFAC license, VEON has also determined that it has the requisite authorizations required by the UK and Bermudan authorities to proceed with the divestment of VimpelCom.  VEON does not believe that a license is required from the EU to execute the sale.
On May 30, 2023, VEON announced that it has submitted all necessary documentation to Euroclear, Clearstream and registrars for cancellation of VEON’s Eurobonds held by its subsidiary, PJSC VimpelCom. With this, the Company enters the final stages in the closing of the sale of VEON’s Russia operations, which was announced on November 24, 2022. According to the terms of the VEON Bonds (Notes), the registrar is required to cancel the VEON Bonds purchased by a subsidiary of VEON and surrendered to the registrar for cancellation.
VEON continues to classify the Russian operations as held for sale and discontinued operations. Refer to Note 5 for further details.

VEON announced ratio change under its American Depositary Receipt (“ADR”) program
On February 6, 2023, VEON announced that its Board of Directors approved a change of ratio in the Company’s ADR program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to VEON common shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”). The effective date of the Ratio Change was March 8, 2023. On March 23, 2023, VEON was notified by Nasdaq that VEON has regained compliance with Listing Rule 5550(a)(2).
VEON Management increases ownership
In February 2023, 52,543 common shares, or the equivalent of 2,102 ADSs, in the Company were transferred to Mr. Joop Brakenhoff from shares held by a subsidiary of the Company and 51,504 common shares, or 2,060 ADSs, were withheld to cover local withholding tax for equity-settled awards granted under the 2021 Deferred Share Plan that vested in 2022.
In March 2023, equity-settled awards were granted to five members of VEON’s Group Executive Committee ("GEC") under the Short-Term Incentive Scheme (154,876 ADS) and the Long-Term Incentive Plan (643,286 ADS).
Changes in Key Senior Managers
On March 15, 2023, VEON announced the appointment of Joop Brakenhoff as Group Chief Financial Officer (CFO), effective from May 1, 2023. Mr. Brakenhoff will replace Serkan Okandan whose three-year contract as Group CFO expired at the end of April 2023. Mr. Okandan will continue to serve VEON as a special advisor to the Group CEO and CFO.
On June 16, 2023, VEON announced that Omiyinka Doris has been appointed Group General Counsel in a permanent capacity, effective June 1, 2023, and will continue as a member of the GEC.

Purchase of VEON Group Debt
As of June 30, 2023, VimpelCom independently commenced and concluded the purchase of US$1,572 million of VEON Holdings B.V. Notes in order to satisfy certain Russian regulatory obligations. These Notes were reclassified to intercompany debt with the equivalent reduction in gross debt for VEON Group. PJSC VimpelCom has funded the purchase primarily by issuing new notes of longer maturity which is reflected in 'Liabilities Held for Sale' on the interim condensed consolidated statement of financial position.
VEON US$1,250 million multi-currency revolving credit facility agreement
On April 20, 2023 and May 30, 2023, the outstanding amounts under RCF facility have been rolled-over until October, US$692 million and November, US$363 million, 2023.
Ukraine prepayment
In April 2023, Kyivstar fully prepaid its external debt which included a UAH 1,400 million (US$38 million) loan with Raiffeisen Bank and UAH 760 million loan with OTP Bank (US$21 million).
PMCL syndicated credit facility
Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 10 billion (US$41 million) under existing PKR 40 billion facility through drawdowns in January and April 2023.

Bangladesh Telecommunication Regulatory Commission (“BTRC”) regulatory audit report

On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$76 million) which includes BDT 4,307 million (approximately US$40 million) for interest. The Company is currently reviewing the findings and Banglalink may challenge certain proposed penalties and interest which may result in adjustments to the final amount to be paid by Banglalink. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the audit findings, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable.

Change in Board of Directors

On June 29, 2023, at its Annual General Meeting, VEON shareholders approved the Board recommended slate of seven directors, including six directors currently serving on the Board – Augie Fabela, Yaroslav Glazunov, Andrei Gusev, Karen Linehan, Morten Lundal and Michiel Soeting – and Kaan Terzioğlu, the Chief Executive Officer (CEO) of the VEON Group.

RESULTS OF OPERATIONS

FINANCIAL PERFORMANCE FOR SIX MONTHS ENDED JUNE 30, 2023

	Six-month period
(In millions of U.S. dollars)	2023	2022 *

Service revenues	1,734	1,844
Sale of equipment and accessories	7	14
Other revenue	59	67
Total operating revenues	1,800	1,925

Other operating income	—	—

Service costs	(220)	(222)
Cost of equipment and accessories	(7)	(15)
Selling, general and administrative expenses	(773)	(777)
Depreciation	(261)	(286)
Amortization	(104)	(104)
Impairment (loss) / reversal	11	(34)
Gain / (loss) on disposal of non-current assets	1	(1)
Gain / (loss) on disposal of subsidiaries	—	(31)

Operating profit	447	455

Finance costs	(280)	(294)
Finance income	33	10
Other non-operating gain / (loss)	14	2
Net foreign exchange gain / (loss)	10	152
Profit before tax from continuing operations	224	325

Income taxes	(63)	(42)

Profit from continuing operations	161	283

Profit / (loss) after tax from discontinued operations	470	(196)

Profit for the period	631	87

Attributable to:
The owners of the parent (continuing operations)	123	278
The owners of the parent (discontinued operations)	470	(283)
Non-controlling interest	38	92
	631	87
*    Prior period comparatives are adjusted following the classification of Russia as a discontinued operation (see Note 5).

TOTAL OPERATING REVENUE

Our consolidated total operating revenues decreased to US$1,800 million for the six-month period ended June 30, 2023 compared to US$1,925 million for the six-month period ended June 30, 2022. The decrease was primarily due the devaluation of currencies in the countries in which we operate. In constant currency terms, our consolidated total operating revenue increased by 16.4% for the six-month period June 30, 2023 as compared to the six-month period ended June 30, 2022. There was an underlying growth in Pakistan driven by repricing and increased 4G penetration and A2P revenues. Growth in Ukraine is driven by higher interconnect & roaming usage. In Kazakhstan, Bangladesh and Uzbekistan, operating revenues increased due to higher subscriber and fixed services usage and higher voice and data usage.

	Six-month period ended June 30,
(In millions of U.S. dollars)	2023	2022*

Pakistan	540	664
Ukraine	464	528
Kazakhstan	363	301
Uzbekistan	129	108
Bangladesh	282	293
Others	26	39
HQ and eliminations	(4)	(8)

Total segments	1,800	1,925

OPERATING PROFIT
Our consolidated operating profit decreased to US$447 million for the six-month period ended June 30, 2023 compared to US$455 million for the six-month period ended June 30, 2022, primarily due to decrease in revenues in USD reporting currency terms as explained above which is partially offset by the decreased operating costs.

NON-OPERATING PROFITS AND LOSSES
Finance costs
Our consolidated finance costs decreased to US$280 million for the six-month period ended June 30, 2023 compared to US$294 million for the six-month period ended June 30, 2022. This decrease is a result of lower bank loans and bonds and their associated interest, primarily due to the purchase of VEON debt by its subsidiary, PJSC Vimpelcom, as well as the settlement of the principal amount of US$165 million of the October 2023 Notes and US$294 million of the December 2023 Notes in Q2 2023. This is partially offset by an increase in interest rates in Pakistan as a result of the current macroeconomic climate.
Finance income
Our consolidated finance income increased to US$33 million in the six-month period ended June 30, 2023 compared to US$10 million in the six-month period ended June 30, 2022, primarily due to an increase in short-term deposits and interest rates.
Other non-operating gain
Our consolidated other non-operating gain increased to US$14 million for the six-month period ended June 30, 2023 as compared to US$2 million for the six-month period ended June 30, 2022. This increase is driven by an increase in fair value of money market funds which is partially offset by lower valuation of other financial assets.
Net foreign exchange gain
Our consolidated net foreign exchange gain decreased to US$10 million for the six-month period ended June 30, 2023 compared to US$152 million during the six months ended June 30, 2022. This decrease is primarily due to fluctuation of the Russian ruble which was offset by depreciation of Pakistani rupee.

INCOME TAX EXPENSE
Our consolidated income tax expense increased to US$63 million for the six-month period ended June 30, 2023 compared to US$42 million for the six-month period ended June 30, 2022. This increase is primarily driven by primarily driven non-deductible expenses incurred by the Group in various countries, as well as withholding taxes on forecasted dividends and interest from our operating companies, and a change in deferred tax assets which have not been recognized.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT / (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS
Profit / (loss) after tax from discontinued operations for the period six months ended June 30, 2023 was US$470 million as compared to a loss of US$196 million for the same period last year. The change was primarily relating Russian operations.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
Our profit / (loss) for the period attributable to the owners of the parent from continuing operations decreased to US$123 million for the six-month period ended June 30, 2023 compared to US$278 million for the same period last year, mainly associated with the decreased revenues as explained above.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Our profit / (loss) for the period attributable to non-controlling interest decreased to US$38 million for the six-month period ended June 30, 2023 compared to US$92 million for the six-month period ended June 30, 2022.

ADJUSTED EBITDA

	Six-month period ended June 30
In millions of U.S. dollars	2023	2022*
Pakistan	250	310
Ukraine	274	326
Kazakhstan	196	154
Uzbekistan	56	72
Bangladesh	105	111
Others	10	16
HQ and eliminations	(91)	(78)

Total segments	800	911
Our adjusted EBITDA decreased to US$800 million for the six-month period ended June 30, 2023 compared to US$911 million for the six-month period ended June 30, 2023. This is primarily due to devaluation of currencies in the countries where we operate (particularly in Pakistan) as in local currency, adjusted EBITDA had double-digit growth.
In local currency terms, adjusted EBITDA increased primarily to higher service revenues and lower deal commissions, partially offset by higher energy and network maintenance costs in Pakistan and Bangladesh and increased maintenance and operational costs in Uzbekistan and Kazakhstan.
The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the six-month period ended June 30:

	Six-month period ended June 30,
In millions of U.S. dollars	2023	2022
Profit / (loss) before tax from continuing operations	224	325
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	261	286
Amortization	104	104
Impairment loss / (reversal)	(11)	34
(Gain) / loss on disposal of non-current assets	(1)	1
(Gain) / loss on disposal of subsidiaries	—	31
Finance costs	280	294
Finance income	(33)	(10)
Other non-operating (gain) / loss	(14)	(2)
Net foreign exchange (gain) / loss	(10)	(152)

Total Adjusted EBITDA	800	911

RESULT OF REPORTABLE SEGMENTS
PAKISTAN
RESULTS OF OPERATIONS IN US$

Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2023	2022	2023-2022 change %
Total operating revenue	540	664	-19%
Mobile service revenue	493	602	-18%
- of which mobile data	219	276	-21%
Sales of equipment, accessories and other	47	62	-24%
Operating expenses	291	353	-18%
Adjusted EBITDA	250	310	-19%
Adjusted EBITDA margin	46.3%	46.7%	0	pp
RESULTS OF OPERATIONS IN PKR

	Six months ended June 30,
In millions of PKR (except as indicated)	2023	2022		2023-2022 change %
Total operating revenue	147,291	123,588		19%
Mobile service revenue	134,455	112,033		20%
- of which mobile data	59,634	51,376		16%
Sales of equipment, accessories and other	12,836	11,555		11%
Operating expenses	79,144	65,759		20%
Adjusted EBITDA	68,147	57,828		18%
Adjusted EBITDA margin	46.3%	46.8%	-1	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2023	2022	2023-2022 change %
Mobile
Customers in millions	71.2	75.5	-6%
Mobile data customers in millions	83.3	52.5	59%
ARPU in US$	1.1	1.3	-15%
ARPU in PKR	306.0	250.0	22%
TOTAL OPERATING REVENUE
In Pakistan, total operating revenue decreased by 19% (USD reporting currency terms) and increased by 19% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The increase in local currency terms is primarily due to continuing growth in 4G penetration resulting in higher data usage, increased international interconnect revenue along with higher uptake in the digital services, and increased pricing.
ADJUSTED EBITDA
In Pakistan, adjusted EBITDA decreased by 19% (USD reporting currency terms) and increased by 18% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The increase in local currency terms is primarily due to higher revenues as stated above partially offset by higher energy cost and other operational costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2023, we had 71.2 million customers in Pakistan, representing a decrease of 6% compared to June 30, 2022, mainly due to focus on retaining high value customers.

In Pakistan, mobile ARPU decreased by 15% (USD reporting currency terms) and increased by 22% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The increase in local currency terms is mainly attributable to higher revenues as stated above partially offset with a reduced customer base.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2023	2022		2023-2022 change %
Total operating revenue	464	528		-12%
Mobile service revenue	435	493		-12%
- of which mobile data	250	288		-13%
Fixed-line service revenue	26	32		-19%
Sales of equipment, accessories and other	3	3		—%
Operating expenses	190	201		-5%
Adjusted EBITDA	274	326		-16%
Adjusted EBITDA margin	59.1%	67.7%	-9	pp
RESULTS OF OPERATIONS IN UAH

	Six months ended June 30,
In millions of UAH (except as indicated)	2023	2022		2023-2022 change %
Total operating revenue	16,956	15,244		11%
Mobile service revenue	15,897	14,229		12%
- of which mobile data	9,150	8,303		10%
Fixed-line service revenue	946	932		2%
Sales of equipment, accessories and other	113	83		36%
Operating expenses	6,950	5,819		19%
Adjusted EBITDA	10,006	9,426		6%
Adjusted EBITDA margin	59.0%	67.7%	-9	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2023	2022	2023-2022 change %
Mobile
Customers in millions	24.1	24.8	-3%
Mobile data customers in millions	16.8	16.6	1%
ARPU in US$	2.9	3.2	-9%
ARPU in UAH	108.0	93.0	16%
TOTAL OPERATING REVENUE
In Ukraine, total operating revenue decreased by 12% (USD reporting currency terms) and increased by 11% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The increase in local currency terms is primarily due to strong growth in data consumption resulting in increased data revenue in conjunction with strong and continuous 4G adoption and higher roaming traffic and revenues.
ADJUSTED EBITDA
In Ukraine, adjusted EBITDA decreased by 16% (USD reporting currency terms) and increased by 6% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The increase in local currency terms is primarily due to higher revenues as described above. This is partially offset by the increased structural operating costs as a result of higher tariffs for utilities and network maintenance costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2023, we had 24.1 million customers in Ukraine, representing a decrease of 3% compared to June 30, 2022. This was primarily due to a loss of subscribers owing to the ongoing conflict between Russia and Ukraine.
In Ukraine, mobile ARPU decreased by 9% (USD reporting currency terms) and by increased by 16% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022, primarily due to an increase in data usage resulting in increased data revenue partially offset by a decrease in mobile customers.
KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2023	2022	2023-2022 change %
Total operating revenue	363	301	21%
Mobile service revenue	279	263	6%
- of which mobile data	172	160	8%
Fixed-line service revenue	72	27	167%
Sales of equipment, accessories and other	11	11	—%
Operating expenses	167	147	14%
Adjusted EBITDA	196	154	27%
Adjusted EBITDA margin	54.0%	51.2%	3	pp
RESULTS OF OPERATIONS IN KZT

Six months ended June 30,
In millions of KZT (except as indicated)	2023	2022	2023-2022 change %
Total operating revenue	163,869	135,151	21%
Mobile service revenue	125,977	118,213	7%
- of which mobile data	77,500	71,808	8%
Fixed-line service revenue	32,750	12,170	169%
Sales of equipment, accessories and other	5,142	4,768	8%
Operating expenses	75,401	65,826	15%
Adjusted EBITDA	88,522	69,325	28%
Adjusted EBITDA margin	54.0%	51.3%	3	pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2023	2022	2023-2022 change %
Mobile
Customers in millions	10.8	10.3	5%
Mobile data customers in millions	8.9	8.3	7%
ARPU in US$	4.3	4.3	—%
ARPU in KZT	1,955.0	1,941.0	1%
TOTAL OPERATING REVENUE
In Kazakhstan, total operating revenue increased by 21% (USD reporting currency terms) and 21% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The increase in local currency terms is primarily due to higher mobile revenue driven by increased data usage as well as higher fixed service revenue.
ADJUSTED EBITDA
In Kazakhstan, adjusted EBITDA increased by 27% (USD reporting currency terms) and by 28% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The increase in local currency terms is primarily due to higher revenues as described above and partially offset by the increase in services, commercial and other operating costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2023, we had 10.8 million customers in Kazakhstan, representing an increase of 5% compared to June 30, 2022. The increase is primarily associated with growth in mobile data customers on the back of 4G network expansion.
In Kazakhstan, mobile ARPU remained constant in USD reporting currency terms and increased by 1% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022, due to higher mobile services and data revenues during the period.
UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2023	2022		2023-2022 change %
Total operating revenue	129	109		18%
Mobile service revenue	129	108		19%
- of which mobile data	89	74		20%
Fixed-line service revenue	—	—		-67%
Sales of equipment, accessories and other	—	—		—%
Operating expenses	74	37		100%
Adjusted EBITDA	56	72		-22%
Adjusted EBITDA margin	43.4%	66.1%	-23	pp

RESULTS OF OPERATIONS IN UZS

	Six months ended June 30,
In billions of UZS (except as indicated)	2023	2022		2023-2022 change %
Total operating revenue	1,469	1,201		22%
Mobile service revenue	1,468	1,197		23%
- of which mobile data	1,015	822		23%
Fixed-line service revenue	1	4		-68%
Sales of equipment, accessories and other	1	1		3%
Operating expenses	839	409		105%
Adjusted EBITDA	632	794		-20%
Adjusted EBITDA margin	43.0%	66.1%	-23	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2023	2022	2023-2022 change %
Mobile
Customers in millions	8.6	7.8	10%
Mobile data customers in million	7.5	6.4	17%
ARPU in US$	2.5	2.4	4%
ARPU in UZS	28,405.0	26,607.0	7%
TOTAL OPERATING REVENUE
In Uzbekistan, total operating revenue increased by 18% (USD reporting currency terms) and 22% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The increase in local currency terms is primarily due to higher data usage and monetization resulting in increased data revenues.
ADJUSTED EBITDA
In Uzbekistan, adjusted EBITDA decreased by 22% (USD reporting currency terms) and 20% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The decrease in local currency terms is primarily driven by a one-off gain in 2022 related to settlement of property tax.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2023, we had 8.6 million customers in our Uzbekistan segment representing an increase of 10% compared to June 30, 2022. This was primarily due to the growth in mobile data customers during the period.
In Uzbekistan, mobile ARPU increased by 7% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022 primarily due to growth in mobile data customer base and focus on high value customer retention.

BANGLADESH
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2023	2022		2023-2022 change %
Total operating revenue	282	293		-4%
Mobile service revenue	278	288		-3%
- of which mobile data	97	89		9%
Sales of equipment, accessories and other	5	5		—%
Operating expenses	178	182		-2%
Adjusted EBITDA	105	111		-5%
Adjusted EBITDA margin	37.2%	37.9%	-1	pp
RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2023	2022		2023-2022 change %
Total operating revenue	30,028	25,573		17%
Mobile service revenue	29,548	25,108		18%
- of which mobile data	10,351	7,793		33%
Sales of equipment, accessories and other	481	465		3%
Operating expenses	18,906	15,891		19%
Adjusted EBITDA	11,122	9,682		15%
Adjusted EBITDA margin	37.0%	37.9%	-1	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2023	2022	2023-2022 change %
Mobile
Customers in millions	39.1	36.3	8%
Mobile data customers in millions	25.7	22.5	14%
ARPU in US$	1.2	1.3	-8%
ARPU in BDT	128.0	117.0	9%
TOTAL OPERATING REVENUE
In Bangladesh, total operating revenue decreased by 4% (USD reporting currency terms) and increased by 17% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. The increase in local currency terms is primarily due to an increase in mobile service revenue as a result of increased data and voice usage coupled with higher interconnect revenues.
ADJUSTED EBITDA
In Bangaldesh, adjusted EBITDA decreased by 5% (USD reporting currency terms) and increased by 15% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. This local currency growth was primarily associated with increased revenues as stated above, partially offset by the increase in structural operational costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2023, we had 39.1 million customers in our Bangladesh segment representing an increase of 8% compared to June 30, 2023. This increase is primarily due to a continued focus on data penetration under the 4G roll out.

In Bangladesh, mobile ARPU decreased by 8% (USD reporting currency terms) and increased by 9% (local currency terms) for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022. This increase in local currency terms is driven by higher revenues as discussed above.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
As of June 30, 2023, we had negative working capital of US$192 million, compared to negative working capital of US$664 million as of December 31, 2022. Working capital is defined as current assets less current liabilities.
The change of net working capital compared to December 31, 2022 was primarily due to a decrease in our current liabilities base as of June 30, 2023, particularly associated with a decrease in loan liabilities.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows, cash on our balance sheet or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short-term and foreseeable long-term cash requirements.
BORROWINGS
As of June 30, 2023, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$4,324 million, compared to US$6,670 million as of December 31, 2022.
As of June 30, 2023, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Revolving Credit Facility*	SOFR + 1.7%	USD	692	692	20.10.2023
VEON Holdings B.V.	Revolving Credit Facility*	SOFR + 1.7%	USD	363	363	30.11.2023
VEON Holdings B.V.	Notes	5.9500%	USD	40	40	13.10.2023
VEON Holdings B.V.	Notes	7.2500%	USD	140	140	27.12.2023
VEON Holdings B.V.	Notes	4.9500%	USD	226	226	16.06.2024
VEON Holdings B.V.	Notes	4.0000%	USD	704	704	09.04.2025
VEON Holdings B.V.	Notes	6.3000%	RUB	15,418	177	18.06.2025
VEON Holdings B.V.	Notes	6.5000%	RUB	3,583	41	11.09.2025
VEON Holdings B.V.	Notes	8.1250%	RUB	5,755	66	16.09.2026
VEON Holdings B.V.	Notes	3.3750%	USD	1,181	1,181	25.11.2027
TOTAL VEON Holdings B.V.					3,630

PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	29,617	103	02.09.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	12,573	44	02.09.2026
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	15,000	52	18.05.2028
PMCL	Syndicated Loan Facility	3M KIBOR + 0.60%	PKR	50,000	174	05.07.2031
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	40,000	139	19.04.2032
PMCL	Other				33
TOTAL Pakistan Mobile Communications Limited					545

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	10,110	94	26.04.2027
Other					8
TOTAL Banglalink Digital Communications Ltd.					102

Other entities	Overdrawn accounts and other				47
Total VEON					4,324
*Outstanding amounts under RCF can be rolled over till final maturity date of RCF in 2024 and 2025.

VEON's contractual obligations primarily relate to capital commitments for property, plant, and equipment and intangible assets, bank loans and bonds, as well as lease liabilities. We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Six-month period ended June 30,
(In millions of U.S. dollars)	2023	2022

Net cash flows from operating activities from continuing operations	424	374
Net cash flows from operating activities from discontinued operations	630	798
Net cash flows from / (used in) investing activities from continuing operations	(454)	(718)
Net cash flows from / (used in) investing activities from discontinued operations	(372)	(565)
Net cash flows from / (used in) financing activities from continuing operations	(606)	425
Net cash flows from / (used in) financing activities from discontinued operations	(153)	(145)

Net increase / (decrease) in cash and cash equivalents	(531)	169

Net foreign exchange difference related to continuing operations	(23)	(14)
Net foreign exchange difference related to discontinued operations	(19)	(7)
Cash and cash equivalents classified as held for sale at the beginning of the period	146	113
Cash and cash equivalents classified as held for sale at the end of the period	(223)	(163)
Cash and cash equivalents at beginning of period	3,107	2,239

Cash and cash equivalents at end of period, net of overdraft	2,457	2,337
For more details, see Interim Condensed Consolidated Statement of Cash Flows in our Interim Condensed Unaudited Consolidated Financial Statements.
OPERATING ACTIVITIES
During the six months ended June 30, 2023, net cash flows from operating activities increased to US$424 million from US$374 million during the six months ended June 30, 2022. The movement in operating activities mainly relates to decreased income tax payments and the positive movement in working capital changes that was partially offset by the increased finance cost outflows.
INVESTING ACTIVITIES
During the six months ended June 30, 2023, net outflow for investing activities was US$454 million compared to net cash outflow of US$718 million for the same period last year. The decrease is mainly associated with decreased outflow on account of purchase of property, plant and equipment when compared with same period last year.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 6 and Note 7 to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the six months ended June 30, 2023, net cash outflow from financing activities was US$606 million compared to net cash inflow of US$425 million during the six months ended June 30, 2022. This was mainly driven by reduced net cash outflow from repayments of borrowings and leases as compared the same period last year.

During the six months ended June 30, 2023, we raised US$82 million, net of fees (2022: US$1,954 million) and repaid US$688 million (2022: US$1,521 million) under various debt facilities and leases.

For information regarding changes to our debt portfolio during the six months ended June 30, 2023, see Note 8 to our unaudited interim condensed consolidated financial statements attached hereto.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the six months ended June 30, 2023, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were US$258 million compared to US$382 million in the six months ended June 30, 2022. The decrease was primarily due to investments in high speed network and acceleration in the network deployment program when compared with the same period last year.
We expect that CAPEX exc. licenses and ROU in 2023 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Bangladesh, Pakistan, Kazakhstan and Ukraine. We expect these expenditures to continue to be significant throughout the remainder of 2023.
While our medium-term plan for capital expenditures (excluding licenses and right-of-use assets) is to invest in high-speed data networks to continue to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Pakistan, Ukraine and Bangladesh, and upgrade of our 3G networks in Bangladesh, the ongoing conflict in Russia and Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing conflict between Russia and Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will continue to come from:
•Cash we currently hold;
•Operating cash flows;
•Proceeds of assets classified as held for sale;
•Borrowings under bank financings, including credit lines currently available to us;
•Syndicated loan facilities; and
•Issuances of debt securities on local and international capital markets, with international capital markets expected to be reestablished as a viable funding source following the sale of our Russian Operations.
Following the onset of the conflict between Russia and Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to expected lower revenues in Ukraine, the significant volatility of the Russian ruble and tightened currency controls within Russia and Ukraine. The availability of external financing depends on many factors, including, but not limited to, the success of our operations, contractual restrictions, the financial position of international and local banks, the willingness of international and local banks to lend to our companies and the liquidity and strength of international and local capital markets. Due to the adverse impact the ongoing conflict between Russia and Ukraine has had on us, including our credit ratings downgrade and subsequent withdrawal of our credit ratings, the terms of such external financing may be less favorable than our existing financing, including due to the reputational harm we have suffered.
The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
As at June 30, 2023, VEON had approximately US$2.5 billion of cash and cash equivalents, including US$2.0 billion of US$- and EUR-denominated cash and cash equivalents held at the level of its headquarters (“HQ”) in Amsterdam. The HQ cash and cash equivalents are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks from the European Union, the United States and Asia.
Our future cash needs are subject to further uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by local currency cash flows of our subsidiaries. In addition, remittances from our subsidiaries may be restricted by local regulations or subject to material taxes when remitted.

Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to cash flows used to Purchase of property, plant and equipment and intangible assets:

	Six-month period ended June 30,
(In millions of U.S. dollars)	2023	2022

Capital expenditures (excluding licenses and right-of-use assets) *	258	382
Adjusted for:
Additions of licenses	41	221
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of-use assets)	114	111

Purchase of property, plant and equipment and intangible assets	413	714
*Excluding licenses and right-of-use assets, refer to Note 2 — Segment information of our unaudited interim condensed consolidated financial statements

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of June 30, 2023, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of June 30, 2023, we held approximately 84% of our cash and bank deposits in U.S. dollars, compared to 82% as of December 31, 2022, in order to hedge against the risk of functional currency devaluation. To reduce balance sheet currency mismatches, we hold part of our debt in Russian ruble, Pakistani rupee and other currencies, as well as selectively enter into foreign exchange derivatives. Nonetheless, if the U.S. dollar value of the Bangladeshi taka, Russian ruble, Pakistani rupee, Uzbekistani som, Ukrainian hryvnia or the Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations.
For more information on risks associated with currency exchange rates, see the section of our 2022 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

As of June 30, 2023, 61% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the six and three-month periods
ended June 30, 2023

Notice to Reader: VEON's results presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards as adopted by IASB ("IFRS-IASB") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2023	2022*	2023	2022*

Service revenues		1,734	1,844	882	919
Sale of equipment and accessories		7	14	3	6
Other revenue		59	67	31	32
Total operating revenues	2	1,800	1,925	916	957

Service costs		(220)	(222)	(107)	(114)
Cost of equipment and accessories		(7)	(15)	(3)	(6)
Selling, general and administrative expenses		(773)	(777)	(391)	(373)
Depreciation		(261)	(286)	(133)	(145)
Amortization		(104)	(104)	(51)	(50)
Impairment (loss) / reversal		11	(34)	7	(13)
Gain / (loss) on disposal of non-current assets		1	(1)	1	(1)
Gain / (loss) on disposal of subsidiaries	4	—	(31)	3	(30)

Operating profit		447	455	242	225

Finance costs		(280)	(294)	(140)	(142)
Finance income		33	10	17	5
Other non-operating gain / (loss)		14	2	12	(9)
Net foreign exchange gain / (loss)		10	152	57	35
Profit before tax from continuing operations		224	325	188	114

Income taxes	3	(63)	(42)	(40)	(71)

Profit from continuing operations		161	283	148	43

Profit / (loss) after tax from discontinued operations	5	470	(196)	123	141

Profit for the period		631	87	271	184

Attributable to:
The owners of the parent (continuing operations)		123	278	611	(36)
The owners of the parent (discontinued operations)		470	(283)	(361)	172
Non-controlling interest		38	92	21	48
		631	87	271	184

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent **
from continuing operations		$0.07	$0.16	$0.35	($0.02)
from discontinued operations		$0.27	($0.16)	($0.21)	$0.10
		$0.34	$—	$0.14	$0.08

*    Prior period comparatives adjusted following the classification of Russia as a discontinued operation (see Note 5).
** In accordance with IAS 33, Earnings per Share, the shares vested on July 1, 2023 and subsequently issued after the reporting period date have been included in the Earnings per Share calculation.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2023	2022	2023	2022

Profit / (loss) for the period		631	87	271	184

Items that may be reclassified to profit or loss
Foreign currency translation	4	(386)	(22)	(173)	228
Reclassification adjustment due to disposal of subsidiary		4	—	4	—
Items that will not be reclassified to profit or loss
Other		(5)	—	(5)	—
Other comprehensive income / (loss), net of tax		(387)	(22)	(174)	228
Total comprehensive income / (loss), net of tax		244	65	97	412
Attributable to:
The owners of the parent		206	8	77	369
Non-controlling interests		38	57	20	43
		244	65	97	412

Total comprehensive income / (loss) for the period, net of tax from:
Continuing operations		24	151	113	12
Discontinued operations	5	220	(86)	(16)	400
		244	65	97	412

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	June 30, 2023	December 31, 2022
Assets
Non-current assets
Property and equipment	6	2,726	2,848
Intangible assets	7	1,660	1,960
Investments and derivatives	8	63	71
Deferred tax assets		300	274
Other assets		146	157
Total non-current assets		4,895	5,310

Current assets
Inventories		19	18
Trade and other receivables		455	456
Investments and derivatives	8	137	120
Current income tax assets		55	72
Other assets		201	208
Cash and cash equivalents	9	2,457	3,107
Total current assets		3,324	3,981

Assets classified as held for sale	5	4,792	5,792

Total assets		13,011	15,083

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		782	569
Non-controlling interests		206	198
Total equity		988	767

Non-current liabilities
Debt and derivatives	8	3,791	5,336
Provisions		47	47
Deferred tax liabilities		20	36
Other liabilities		25	20
Total non-current liabilities		3,883	5,439

Current liabilities
Trade and other payables		1,001	1,087
Debt and derivatives	8	1,869	2,844
Provisions		57	59
Current income tax payables		160	180
Other liabilities		429	475
Total current liabilities		3,516	4,645

Liabilities associated with assets held for sale	5	4,624	4,232

Total equity and liabilities		13,011	15,083

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2023

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2022		1,753,356,676	2	12,753	(1,967)	(1,411)	(8,808)	569	198	767

Profit / (loss) for the period		—	—	—	—	593	—	593	38	631
Other comprehensive income / (loss)		—	—	—	(5)	—	(382)	(387)	—	(387)
Total comprehensive income / (loss)		—	—	—	(5)	593	(382)	206	38	244

Dividends declared	11	—	—	—	—	—	—	—	(30)	(30)
Other		52,543	—	—	8	(1)	—	7	—	7

As of June 30, 2023		1,753,409,219	2	12,753	(1,964)	(819)	(9,190)	782	206	988

for the six-month period ended June 30, 2022

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2021		1,749,127,404	2	12,753	(1,990)	(1,246)	(8,933)	586	919	1,505

Profit / (loss) for the period		—	—	—	—	(5)	—	(5)	92	87
Transfer from OCI to income statement on disposal of subsidiary (reclassification adjustments)		—	—	—	21	127	(107)	41	—	41
Other comprehensive income / (loss) (excluding reclassification adjustments)		—	—	—	—	—	(28)	(28)	(35)	(63)
Total comprehensive income / (loss)		—	—	—	21	122	(135)	8	57	65

Dividends declared	11	—	—	—	—	—	—	—	(11)	(11)
Changes in ownership interest in a subsidiary that do not result in a loss of control		—	—	—	(2)	—	—	(2)	2	—
Other		—	—	—	(2)	(3)	4	(1)	5	4

As of June 30, 2022		1,749,127,404	2	12,753	(1,973)	(1,127)	(9,064)	591	972	1,563

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	5

for the three-month period June 30, 2023

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

April 1, 2023		1,753,409,219	2	12,753	(1,962)	(1,070)	(9,022)	701	217	918

Profit / (loss) for the period		—	—	—	—	250	—	250	21	271
Other comprehensive income / (loss) (excluding reclassification adjustments)		—	—	—	(5)	—	(168)	(173)	(1)	(174)
Total comprehensive income / (loss)		—	—	—	(5)	250	(168)	77	20	97

Dividends declared	11	—	—	—	—	—	—	—	(30)	(30)
Other		—	—	—	3	1	—	4	(1)	3

June 30, 2023		1,753,409,219	2	12,753	(1,964)	(819)	(9,190)	782	206	988
for the three-month period June 30, 2022

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

April 1, 2022		1,749,127,404	2	12,753	(1,967)	(1,221)	(9,340)	227	923	1,150

Profit / (loss) for the period		—	—	—	—	136	—	136	48	184
Transfer from OCI to income statement on disposal of subsidiary (reclassification adjustments)		—	—	—	—	(39)	80	41	—	41
Other comprehensive income / (loss) (excluding reclassification adjustments)		—	—	—	—	—	192	192	(5)	187
Total comprehensive income / (loss)		—	—	—	—	97	272	369	43	412

Dividends declared	11	—	—	—	—	—	—	—	—	—
Other		—	—	—	(4)	(3)	4	(3)	4	1

June 30, 2022		1,749,127,404	2	12,753	(1,973)	(1,127)	(9,064)	591	972	1,563
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended June 30

		Six-month period
(In millions of U.S. dollars)	Note	2023	2022*
Operating activities
Profit / (loss) before tax		224	325
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		354	424
(Gain) / loss on disposal of non-current assets		(1)	1
(Gain) / loss on disposal of subsidiaries		—	31
Finance costs		280	294
Finance income		(33)	(10)
Other non-operating (gain) / loss		(14)	(2)
Net foreign exchange (gain) / loss		(10)	(152)
Changes in trade and other receivables and prepayments		(51)	(60)
Changes in inventories		(9)	(2)
Changes in trade and other payables		(2)	(57)
Changes in provisions, pensions and other		64	2
Interest paid		(275)	(246)
Interest received		27	9
Income tax paid		(130)	(183)
Net cash flows from operating activities from continuing operations		424	374
Net cash flows from operating activities from discontinued operations		630	798
Investing activities
Purchase of property, plant and equipment and intangible assets		(413)	(714)
Receipts from / (payment on) deposits		(39)	(40)
Receipts from / (investment in) financial assets		(8)	(14)
Acquisition of a subsidiary, net of cash acquired		—	2
Proceeds from sales of share in subsidiaries, net of cash		(1)	42
Inflow / (Outflows) on Loans granted		(3)	(4)
Other proceeds from investing activities, net		10	10
Net cash flows from / (used in) investing activities from continuing operations		(454)	(718)
Net cash flows from / (used in) investing activities from discontinued operations		(372)	(565)
Financing activities
Proceeds from borrowings, net of fees paid**	8	82	1,954
Repayment of debt		(688)	(1,521)
Dividends paid to non-controlling interests		—	(7)
Other movements, net		—	(1)
Net cash flows from / (used in) financing activities from continuing operations		(606)	425
Net cash flows from / (used in) financing activities from discontinued operations		(153)	(145)
Net (decrease) / increase in cash and cash equivalents		(531)	169
Net foreign exchange difference related to continuing operations		(23)	(14)
Net foreign exchange difference related to discontinued operations		(19)	(7)
Cash and cash equivalents classified as held for sale at the beginning of the period		146	113
Cash and cash equivalents classified as held for sale at the end of the period		(223)	(163)
Cash and cash equivalents at beginning of period, net of overdrafts		3,107	2,239
Cash and cash equivalents at end of period, net of overdrafts***	9	2,457	2,337
*    Prior period comparatives are adjusted following the classification of Russia as a discontinued operation (see Note 5).
**    Fees paid for borrowings were US$12 (2022: US$8).
***    Overdrawn amount was US$0 (2022: US$0)

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	7

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP
1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Capital Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).
Due to the ongoing conflict between Russia and Ukraine, material uncertainties have been identified that may cast significant doubt on the Company’s ability to continue as a going concern which are discussed in detail in Note 15 of these consolidated financial statements.
Major developments during the six-month period ended June 30, 2023
VEON’s Scheme of creditors
Following the announcement made by VEON on November 24, 2022 to launch a scheme of arrangement to extend the maturity of the 2023 Notes, the initial proposed scheme was amended on January 11, 2023 and on January 24, 2023, the Scheme Meeting was held and the amended Scheme was approved by 97.59% of the Scheme creditors present and voting.
On January 30, 2023, VEON announced that the Scheme Sanction Hearing had taken place, at which the Court made an order sanctioning the Scheme in respect of VEON Holdings’ 2023 Notes (the “Order”). On January 31, 2023, VEON confirmed that the Order had been delivered to the Registrar of Companies. The amendments to the 2023 Notes were subject to the receipt of relevant licenses to become effective, at which time the maturity dates of the February 2023 and April 2023 notes would be amended to October and December 2023, respectively.
On April 3, 2023, VEON announced that each of the conditions has been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective.
Pursuant to the amendments, Noteholders were entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right was granted requiring VEON Holdings to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 of the October 2023 Notes and holders of US$294 of the December 2023 Notes exercising the Put Option.
On April 20, 2023, VEON announced that subject to the terms of the 2023 Put Option, VEON Holdings will pay to the Holders of Notes accepted for purchase the Repurchase Price for their Notes on April 26, 2023. For further details, refer to Note 8.

U.S. Treasury expands general license to include both VEON Ltd. and VEON Holdings B.V.
On January 18, 2023, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) replaced the General License 54 originally issued on November 18, 2022 with General License 54A to now include both VEON Ltd. and VEON Holdings B.V. (VEON Holdings).
This general license authorizes all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. or VEON Holdings B.V. that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. OFAC General License 54A applies to all debt and equity securities of VEON Ltd. or VEON Holdings B.V. that were issued before June 6, 2022, and confirms that the authorization applies not only to the purchase and receipt of debt and

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
equity securities, but also to transactions ordinarily incident and necessary to facilitating, clearing, and settling of such transactions. This General License ensures that all market participants can trade the relevant securities with confidence that such trading is consistent with E.O. 14071, which targeted “new investment” in Russia.
Update on announced sale of Russian operations
On February 7, 2023, the Sub-Commission of the Government Commission for Control over Foreign Investments in the Russian Federation issued its approval of the proposed sale of VEON’s Russian operations to certain senior members of the management of PJSC VimpelCom ("VimpelCom").
On April 15, 2023, OFAC issued a license authorizing U.S. persons to engage in all transactions ordinarily incident and necessary to the divestment of VimpelCom.  In addition to this OFAC license, VEON has also determined that it has the requisite authorizations required by the UK and Bermudan authorities to proceed with the divestment of VimpelCom.  VEON does not believe that a license is required from the EU to execute the sale.
On May 30, 2023, VEON announced that it has submitted all necessary documentation to Euroclear, Clearstream and registrars for cancellation of VEON’s Eurobonds held by its subsidiary, PJSC VimpelCom. With this, the Company enters the final stages in the closing of the sale of VEON’s Russia operations, which was announced on November 24, 2022. According to the terms of the VEON Bonds (Notes), the registrar is required to cancel the VEON Bonds purchased by a subsidiary of VEON and surrendered to the registrar for cancellation. Both conditions to cancellation have now been met.
VEON continues to classify the Russian operations as held for sale and discontinued operations. Refer to Note 5 for further details.
VEON announced ratio change under its American Depositary Receipt (“ADR”) program
On February 6, 2023, VEON announced that its Board of Directors approved a change of ratio in the Company’s ADR program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to VEON common shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”). The effective date of the Ratio Change was March 8, 2023. On March 23, 2023, VEON was notified by Nasdaq that VEON has regained compliance with Listing Rule 5550(a)(2).
VEON Management increases ownership
In February 2023, 52,543 common shares, or the equivalent of 2,102 ADSs in the Company were transferred to Mr. Joop Brakenhoff from shares held by a subsidiary of the Company and 51,504 common shares, or 2,060 ADSs, were withheld to cover local withholding tax for equity-settled awards granted under the 2021 Deferred Share Plan that vested in 2022.
In March 2023, equity-settled awards were grants to five members of VEON’s Group Executive Committee ("GEC") under the Short-Term Incentive Scheme (154,876 ADS) and the Long-Term Incentive Plan (643,286 ADS).
Changes in Key Senior Managers
On March 15, 2023, VEON announced the appointment of Joop Brakenhoff as Group Chief Financial Officer (CFO), effective from May 1, 2023. Mr. Brakenhoff will replace Serkan Okandan whose three-year contract as Group CFO expired at the end of April 2023. Mr. Okandan will continue to serve VEON as a special advisor to the Group CEO and CFO.
On June 16, 2023, VEON announced that Omiyinka Doris has been appointed Group General Counsel in a permanent capacity, effective June 1, 2023, and will continue as a member of the GEC.
Purchase of VEON Group Debt

During the six months ended June 30, 2023, PJSC VimpelCom independently purchased US$1,572 equivalent of VEON Holdings B.V. Notes in order to satisfy certain Russian regulatory obligations. Pursuant to the purchase in 2023, these Notes were reclassified to intercompany debt with the equivalent reduction in gross debt for VEON Group. PJSC VimpelCom has funded the purchase primarily by issuing new notes of longer maturity which is reflected in 'Liabilities Held for Sale' on the interim condensed consolidated statement of financial position.

Bangladesh Telecommunication Regulatory Commission (“BTRC”) regulatory audit report
On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$76) which includes BDT 4,307 million (approximately US$40) for interest. The Company is currently reviewing the findings and Banglalink may challenge certain proposed penalties and interest which may result in adjustments to the final amount to be paid by Banglalink. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the audit findings,

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable.

Change in Board of Directors

On June 29, 2023, at its Annual General Meeting, VEON shareholders approved the Board recommended slate of seven directors, including six directors currently serving on the Board – Augie Fabela, Yaroslav Glazunov, Andrei Gusev, Karen Linehan, Morten Lundal and Michiel Soeting – and Kaan Terzioğlu, the Chief Executive Officer (CEO) of the VEON Group.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
Reportable segments in accordance with IFRS 8 consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh for 2023 (in 2022, Russia was also considered a reportable segment). Following the announcement to sell the Russian operations on November 24, 2022, the Russian operations have, in line with the IFRS 5 requirements, been classified as a discontinued operation and accounted for as an “Asset held for sale”. Following the exercise of the related put option on July 1, 2021, the Algerian operations were classified as a discontinued operation and accounted for as an “Asset held for sale”, in line with the IFRS 5 requirements, and the sale of our stake in the Algerian operations was completed on August 5, 2022.
We also present our results of operations for “Others” and “HQ and eliminations” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ and eliminations” represents transactions related to management activities within the Group. See Note 4 Significant Transactions for details on the sale of our former Georgia operations.
Financial information by reportable segment for the six and three-month periods ended June 30, is presented in the following tables. Inter-segment transactions are not material, and are made on terms which are comparable to transactions with third parties.
For the six-month period ended June 30:

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2023	2022*	2023	2022*	2023	2022*	2023	2022*	2023	2022*

Pakistan	493	602	—	—	2	8	45	54	540	664
Ukraine	435	493	26	32	—	—	3	3	464	528
Kazakhstan	279	263	72	27	5	6	7	5	363	301
Uzbekistan	129	108	—	—	—	—	—	—	129	108
Bangladesh	278	288	—	—	—	—	4	5	282	293
Others	26	39	—	—	—	—	—	—	26	39
HQ and eliminations	(3)	(4)	(1)	(4)	—	—	—	—	(4)	(8)

Total segments	1,637	1,789	97	55	7	14	59	67	1,800	1,925
*Prior year comparatives for the six-month period ended June 30, 2022 are adjusted following the classification of Russia as a discontinued operation (see Note 5).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2023	2022*	2023	2022*

Pakistan	250	310	50	141
Ukraine	274	326	56	58
Kazakhstan	196	154	42	34
Uzbekistan	56	72	36	40
Bangladesh	105	111	67	105
Others	10	16	4	7
HQ and eliminations	(91)	(78)	3	(3)

Total segments	800	911	258	382
*Prior year comparatives for the six-month period ended June 30, 2022 are adjusted following the classification of Russia as a discontinued operation (see Note 5).
For the three-month period ended June 30:

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2023	2022*	2023	2022*	2023	2022*	2023	2022*	2023	2022*

Pakistan	247	296	—	—	—	3	23	26	270	325
Ukraine	221	236	13	15	—	—	2	1	236	252
Kazakhstan	145	139	36	15	3	2	4	3	188	159
Uzbekistan	66	55	—	—	—	—	—	—	66	55
Bangladesh	142	146	—	—	—	—	2	2	144	148
Others	13	19	—	—	—	—	—	—	13	19
HQ and eliminations	(1)	(2)	—	—	—	1	—	—	(1)	(1)

Total segments	833	889	49	30	3	6	31	32	916	957
*Prior year comparatives for the three-month period ended June 30, 2022 are adjusted following the classification of Russia as a discontinued operation (see Note 5).

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2023	2022*	2023	2022*

Pakistan	128	152	35	57
Ukraine	139	155	36	36
Kazakhstan	104	88	26	16
Uzbekistan	28	45	28	36
Bangladesh	55	56	36	54
Others	5	9	3	4
HQ and eliminations	(44)	(41)	5	(3)

Total segments	415	464	169	200

*Prior year comparatives for the three-month period ended June 30, 2022 are adjusted following the classification of Russia as a discontinued operation (see Note 5).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The following table provides the reconciliation of Profit / (loss) before tax from continuing operations to Total Adjusted EBITDA for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2023	2022*	2023	2022*
Profit / (loss) before tax from continuing operations	224	325	188	114
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	261	286	133	145
Amortization	104	104	51	50
Impairment loss / (reversal)	(11)	34	(7)	13
(Gain) / loss on disposal of non-current assets	(1)	1	(1)	1
(Gain) / loss on disposal of subsidiaries	—	31	(3)	30
Finance costs	280	294	140	142
Finance income	(33)	(10)	(17)	(5)
Other non-operating (gain) / loss	(14)	(2)	(12)	9
Net foreign exchange (gain) / loss	(10)	(152)	(57)	(35)

Total Adjusted EBITDA	800	911	415	464
*Prior year comparatives for the six and three-months periods ended June 30, 2022 are adjusted following the classification of Russia as a discontinued operation (see Note 5).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3    INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.
Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2023	2022	2023	2022
Current income taxes	(141)	(165)	(78)	(98)
Deferred income taxes	78	123	38	27
Income taxes	(63)	(42)	(40)	(71)
Effective tax rate	(28.1)%	(12.9)%	(21.3)%	(62.3)%
The difference between the statutory tax rate in the Netherlands (25.8%) and the effective corporate income tax rate for the Group in the six and three-month periods ended June 30, 2023 (28.1)% and (21.3)%, respectively was primarily driven by a number of non-deductible expenses incurred by the Group in various countries, as well as withholding taxes on forecasted dividends and interest from our operating companies, and a change in deferred tax assets which have not been recognized.
The difference between the statutory tax rate in the Netherlands (25.8%) and the effective corporate income tax rate for the Group in the six and three-month periods ended June 30, 2022 (12.9)% and (62.3)%, respectively was primarily driven by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as tax uncertainties and withholding taxes accrued for forecasted dividends from our operating companies.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
4    SIGNIFICANT TRANSACTIONS
During the six-month period ended June 30, 2023
Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the ongoing conflict (refer to Note 15) and other macroeconomic conditions, resulted in the devaluation of exchange rates in the countries in which VEON operates, particularly in Pakistan and Russia. As such, in the first half of 2023, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$386 recorded against the foreign currency translation reserve in the interim condensed consolidated statement of comprehensive income.
During the six-month period ended June 30, 2022
VEON subsidiary Banglalink acquired 40 MHz of spectrum
On March 31, 2022, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired new spectrum for a fee of US $205 payable in installments over eleven years, doubling its spectrum holding in Bangladesh. Banglalink acquired 40 MHz of spectrum from the 2,300 MHz band.
VEON subsidiary Jazz signed 4G License renewal
On April 12, 2022, Jazz signed a 4G license renewal with the PTA for a fee of PKR 45 billion (US$486) for fifteen years, of which 50% has been settled, and the remaining amount will be paid in five equal annual installments.
Sale of Georgia operations
On March 31, 2022, VEON Georgia Holdings B.V. entered a non-binding share purchase agreement with Miren Invest LLC ("Miren"), VEON's former local partner, for the sale of VEON Georgia LLC ("VEON Georgia"), our operating company in Georgia, for US$45, subject to VEON corporate approvals and regulatory approvals. The required approvals were subsequently obtained and the sale was completed on June 8, 2022.
On June 8, 2022, upon completion of the sale to Miren, control of VEON Georgia was transferred to Miren and VEON recognized a US$30 loss on disposal of VEON Georgia, which includes the recycling of currency translation reserve in the amount of US$41.
5    HELD FOR SALE AND DISCONTINUED OPERATIONS
The following table provides the details over assets and liabilities classified as held-for-sale as of:

	Assets held-for-sale		Liabilities held-for-sale
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Russia	4,792	5,792	4,624	4,232
Total assets and liabilities held for sale	4,792	5,792	4,624	4,232
The following table provides the details of profit / (loss) after tax from discontinued operations for the periods ended June 30:

	2023	2022

Russia	470	(318)
Algeria	—	122
Total profit / (loss) after tax from discontinued operations	470	(196)

Announced sale of Russia operations

On November 24, 2022, VEON entered into an agreement (“SPA”) to sell VEON’s Russian operations to certain senior members of the management team of PJSC VimpelCom (“VimpelCom”), led by its current CEO, Aleksander Torbakhov. Under the agreement, VEON will receive total consideration of RUB 130 billion (approximately US$1,494 as of June 30, 2023). It is expected that the consideration will be paid primarily by VimpelCom taking on and discharging certain VEON Holdings B.V.’s debt, thus significantly deleveraging VEON’s balance sheet. The SPA contains provisions amongst others that in the event

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Vimpelcom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction is subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (United States, United Kingdom, European Union, and Bermuda) for the proposed structure of the sale. Further, as of June 30, 2023, VEON has entered the final stages in the closing of the sale of its Russia operations having obtained the Russian regulatory approvals, OFAC license and required UK and Bermuda authorizations and having submitted all necessary documentation to Euroclear, Clearstream and registrars for cancellation of VEON’s Eurobonds held by its subsidiary PJSC VimpelCom to satisfy the remaining closing conditions in accordance with the terms of the SPA.
Given the approvals and licenses required, the completion of the sale could be influenced by the political situation in Russia as well as the subsequent responses from Western jurisdictions. However, management continues to maintain that the sale is highly probable and the transaction is expected to be completed in 2023. Therefore, as a result of the expected disposal, VEON has classified its Russian operations as held-for-sale and discontinued operations upon the signing of the agreement on November 24, 2022 and maintains this classification as of June 30, 2023. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the assets of its Russian operations. The results for Russia in the consolidated income statements and the consolidated statements of cash flows for 2023 and 2022 have been presented separately.
The following table shows the assets and liabilities classified as held-for-sale relating to Russia as of:

	June 30, 2023	December 31, 2022
Property and equipment	3,454	3,941
Intangible assets excl. goodwill	384	356
Goodwill	217	617
Deferred tax assets	—	78
Other non-current assets	75	50

Inventories	80	113
Trade and other receivables	284	367
Other current assets	298	270
Total assets held for sale	4,792	5,792

Non-current liabilities	3,661	2,952
Debt and Derivatives - NCL	3,611	2,888
Other non-current liabilities	50	64

Current liabilities	963	1,280
Trade and other payables	452	691
Debt & Derivatives - CL	261	306
Other non-financial liabilities	250	283
Total liabilities held for sale	4,624	4,232

Debt and derivatives include bank loans and bonds, including interest accrued, for which the fair value is equal to US$3,843 (2022: US$1,247), and Lease Liabilities, for which fair value has not been determined.

Net assets of the discontinued operations of Russia includes US$3,208 (2022: US$2,964) relating to cumulative currency translation losses as of June 30, 2023, which is accumulated in equity through other comprehensive income and will be recycled through the consolidated income statement upon the completion of the sale.

The following table shows the profit/(loss) and other comprehensive income relating to Russia operations for the periods ended June 30, 2023:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Six-month period
Income statement and statement of comprehensive income	2023	2022

Operating revenue	1,881	1,910
Operating expenses **	(1,355)	(2,132)
Other expenses	(2)	(83)
Profit / (loss) before tax for the period	524	(305)
Income tax benefit / (expense)	(54)	(13)
Profit / (loss) after tax for the period	470	(318)

Other comprehensive income / (loss) *	(245)	179
Total comprehensive income / (loss)	225	(139)

* Other comprehensive income is relating to the foreign currency translation of discontinued operations.

** In 2022, operating expenses include an impairment of US$446 against the carrying value of goodwill in Russia recorded in the first quarter.

Russia impairment losses 2023

As of June 30, 2023, VEON recorded an impairment of US$281 against the carrying value of goodwill in Russia, resulting in a reduced carrying value of US$168 at the reporting date of which the VEON share amounts to US$152, excluding non-controlling interest.

The recoverable amount of the net assets held for sale of US$152 as of June 30, 2023 was determined based on the fair value less costs of disposal and represents the remaining portion of the sales proceeds as per SPA (Level 2 in the fair value hierarchy). This equates to the value of the VEON bonds remaining to be purchased by PJSC VimpelCom to reach the sales consideration of RUB 130 billion.

Russia impairment losses 2022

The conflict between Russia and Ukraine started on February 24, 2022 and has impacted our operations in Russia.

In response to the events in Ukraine, wide-ranging economic sanctions and trade restrictions were imposed on Russia by the United States, the European Union (and individual EU member states), the United Kingdom, as well as other countries which have targeted individuals and entities as well as large aspects of the Russian economy, including freezing the assets of Russia’s central bank, other Russian financial institutions, and individuals, removing selected Russian banks from the Swift banking system, and curbing certain products exported to Russia. Furthermore, as a response to the imposed sanctions, Russia introduced a number of counter-sanctions aimed at stabilizing domestic financial markets. These, among other things, include restrictions related to capital and foreign exchange controls, restrictions on lending to foreign (non-Russian) persons, restrictions on foreign persons’ transactions with Russian securities and real estate and limitations on export and import of certain goods into and outside Russia.

The above factors resulted in an impairment of US$446 against the carrying value of goodwill in Russia as of March 31, 2022. There were no triggering events indicating any impairment or decline in the fair value of Russian operations subsequent to its measurement as held for sale and discontinued operations.

The recoverable amount of the CGU of US$1,886 as of March 31, 2022 was determined based on fair value less costs of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management.

	March 31, 2022 ***			September 30, 2021
Key assumptions – Russia CGU	Explicit forecast period	Terminal period	Combined average *	Explicit forecast period	Terminal period	Combined average *

Discount rate	—%	—%	20.5%	—%	—%	9.3%
Average annual revenue growth rate	6.2%	1.6%	5.5%	5.0%	1.6%	4.4%
Average operating margin	32.4%	35.0%	32.8%	33.2%	35.5%	33.6%
Average CAPEX / revenue **	20.3%	18.0%	19.9%	25.4%	21.0%	24.7%

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
* Combined average for 2022 is based on an explicit forecast period consisting of five years forecast plus the latest estimate for 2022 (2022-2027) and terminal period in 2028, and for the comparative period 2021 the combined average is based on the explicit forecast period of five years (2022-2026) and terminal period in 2027.
** CAPEX excludes licenses and ROU.

*** The growth rates as of March 31, 2022, in the explicit forecast period and the combined average, were revised to conform the growth rates applied in the calculation of the recoverable amount in the first quarter of 2022.

The fair value less cost of disposal (''FVLCD'') for Russian operations as of September 30, 2022 (date of the annual impairment test) was based on the expected sales proceeds from third party bids which have been substantiated by the share price consideration of RUB 130 billion (approximately US$1,900 as of December 31, 2022) reflected in the SPA signed on November 24, 2022 (Level 2 in the fair value hierarchy). The fair value represented by the SPA exceeded the carrying value of the Russia CGU as of September 30, 2022, therefore no impairment was recorded. There were no triggering events indicating any impairment or decline in the fair value of Russian operations subsequent to its measurement as held for sale and discontinued operations as of December 31, 2022.
Exercised Put option to sell entirety of its stake in Omnium Telecom Algerie SpA

On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) to the Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders' Agreement, the transaction was completed on August 5, 2022 for a cash sale price of US$682 and control of Algeria was transferred to FNI. Refer to the table below for the results of the transaction.

On July 1, 2021, the Company classified its operations in Algeria as held-for-sale and discontinued operations. Following the classification as a disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of Algeria assets. On August 5, 2022, the sale was completed and the net assets were disposed. The results for Algeria in the consolidated income statements and the consolidated statements of cash flows for 2022 were presented separately.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the six-month period ended June 30:

	2023	2022

Balance as of January 1	2,848	6,717

Additions	378	979
Disposals	(12)	(48)
Depreciation	(261)	(780)
Reversal of impairment/ (impairment)	13	(35)
Currency translation	(240)	1,498
Other	—	(2)

Balance as of June 30	2,726	8,329
The impairment charge of US$35 in 2022 includes an impairment recorded for US$27 relating to Ukraine property, plant and equipment as a result of physical damage to sites in Ukraine cause by the ongoing conflict between Russia and Ukraine.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
7    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the six-month period ended June 30:

	2023	2022

Balance as of January 1	1,960	3,244

Additions	41	306
Disposals and write offs	—	(3)
Amortization	(104)	(173)
Impairment	—	(446)
Currency translation	(236)	160
Other	(1)	(2)

Balance as of June 30	1,660	3,086

Goodwill
Included within total intangible asset movements for the six month periods ended June 30, 2023, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"):

CGU	June 30, 2023	Currency translation	January 1, 2023

Pakistan	177	(46)	223
Kazakhstan	129	2	127
Uzbekistan	33	(1)	34
Ukraine	10	—	10

Total	349	(45)	394
Impairment analysis
Goodwill is tested for impairment annually or when circumstances indicate the carrying value may be impaired. When reviewing for indicators of impairment in interim periods, the Company considers, among other things, the relationship between its market capitalization and its book value, as well as the weighted average cost of capital and the quarterly financial performance of each cash-generating unit ("CGU"). Refer to the table above for an overview of the carrying value of goodwill per CGU.
VEON performed its annual impairment testing at September 30, 2022. For further details regarding calculations and assumptions used for impairment testing, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2022.
Impairment losses in 2023
The Company performed an assessment if a goodwill impairment exists in any of the CGUs during the six-month period ended June 30, 2023. Based on the analysis performed, no impairment was identified for any CGUs.

Impairment losses in 2022
The Company performed an assessment if a goodwill impairment exists in any of the CGUs during the six-month period ended June 30, 2022. Based on the analysis performed, no impairment was identified for any CGUs, except for our Russian CGU, which was already recognized in the three-month period ended March 31, 2022.

For Russia there were no new triggers except for the ones identified based on which impairment was already recognized in the three-months period ended March 31, 2022 as explained in paragraphs below.

The conflict between Russia and Ukraine started on February 24, 2022 and has impacted our operations in both countries. For further details regarding the direct or indirect impact that the conflict in Ukraine and the international response have had or may

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
have on our business, please refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2021 and our annual report on Form 20-F for the year ended December 31, 2021 published on April 29, 2022.

In response to the events in Ukraine, wide-ranging economic sanctions and trade restrictions were imposed on Russia by the United States, the European Union (and individual EU member states), the United Kingdom, as well as other countries which have targeted individuals and entities as well as large aspects of the Russian economy, including freezing the assets of Russia’s central bank, other Russian financial institutions, and individuals, removing selected Russian banks from the Swift banking system, and curbing certain products exported to Russia. Furthermore, as a response to the imposed sanctions, Russia introduced a number of counter-sanctions aimed at stabilizing domestic financial markets. These, among other things, include restrictions related to capital and foreign exchange controls, restrictions on lending to foreign (non-Russian) persons, restrictions on foreign persons’ transactions with Russian securities and real estate, and limitations on export and import of certain goods into and outside Russia.

The above factors have resulted in an impairment of US$446 against the carrying value of goodwill in Russia in the first quarter of 2022. The recoverable amount of the CGU of US$1,886 was determined based on fair value less costs of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management.

	March 31, 2022 ***			September 30, 2021
Key assumptions – Russia CGU	Explicit forecast period	Terminal period	Combined average *	Explicit forecast period	Terminal period	Combined average *

Discount rate	—%	—%	20.5%	—%	—%	9.3%
Average annual revenue growth rate	6.2%	1.6%	5.5%	5.0%	1.6%	4.4%
Average operating margin	32.4%	35.0%	32.8%	33.2%	35.5%	33.6%
Average CAPEX / revenue **	20.3%	18.0%	19.9%	25.4%	21.0%	24.7%

* Combined average based on explicit forecast period of six years (2022-2027) and terminal period in 2028, and for comparative period explicit forecast period of five years (2022-2026) and terminal period in 2027.

** CAPEX excludes licenses and ROU

*** The growth rates as of March 31, 2022, in the explicit forecast period and the combined average, were revised to conform the growth rates applied in the calculation of the recoverable amount in the first quarter of 2022.
The Company also performed impairment testing for the Ukraine, Pakistan and Bangladesh CGUs following impairment triggers identified during the six-month period ended June 30, 2022. Based on the recoverable amounts of the CGUs of US$1,463 for Ukraine in the first quarter of 2022, and US$1,228 and US$379 in the second quarter of 2022 for Pakistan and Bangladesh, respectively, no impairment was recorded.

For any write-off booked for property, plant and equipment during the six-month period ended June 30, 2022 please refer to Note 6.

Sensitivity analysis

The following table illustrates the potential additional impairment for the Russia CGU if certain key parameters would adversely change by one percentage point within both the explicit forecast and terminal periods ('+/- 1.0 pp').

Any additional adverse changes in the key parameters by more than one percentage point would increase the amount of impairment exposure approximately proportionally.

Sensitivity analysis	Combined average *	+/- 1.0 pp

Discount rate	20.5%	21.6%
Change in key assumption	0.0 pp	1.0 pp
Headroom / (impairment)	—	(115)

Average annual revenue growth rate	5.5%	4.5%
Change in key assumption	0.0 pp	(1.0) pp
Headroom / (impairment)	—	(88)

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Average operating margin	32.8%	31.8%
Change in key assumption	0.0 pp	(1.0) pp
Headroom / (impairment)	—	(157)

Average CAPEX / revenue	19.9%	20.9%
Change in key assumption	0.0 pp	1.0 pp
Headroom / (impairment)	—	(161)

* Combined average based on explicit forecast period of six years (2022-2027) and terminal period (2028), includes intervening period of 2022

Following the recognition of an impairment loss in the first quarter of 2022, the book value of the Russia CGU is equal to its recoverable amount. As such, the 'break-even' assumptions for the Russia CGU are equivalent to the 'Combined average' assumptions

Although we believe that judgments made supporting our impairment assessment are reasonable (relying on information reasonably available to us), the current geopolitical situation makes it challenging for us to estimate the future performance of our CGUs. As circumstances change and/or new information becomes available, we may be required to record impairments in future periods.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
8    INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	June 30, 2023	December 31, 2022

At fair value
Other investments	52	58
	52	58

At amortized cost
Security deposits and cash collateral	97	63
Other investments	51	70
	148	133

Total investments and derivatives	200	191
Non-current	63	71
Current	137	120
Other investments at fair value are measured at fair value through other comprehensive income and relate to investments held in Pakistan (US$18) and Bangladesh (US$34). As a result of revaluations, a US$5 loss was recorded for the three-months period ended June 30, 2023.
Other investments at amortized cost include a US$27 loan granted by VIP Kazakhstan Holdings to minority shareholder Crowell Investments Limited.
The Company holds the following debt and derivative liabilities:

	June 30, 2023	December 31, 2022

At amortized cost
Principal amount outstanding	4,324	6,670
Interest accrued	73	102
Discounts and unamortized fees	(21)	(8)
Bank loans and bonds	4,376	6,764

Lease liabilities	832	806
Other financial liabilities	452	610
	5,660	8,180

Total debt and derivatives	5,660	8,180
Non-current	3,791	5,336
Current	1,869	2,844

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	24

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and liabilities in the six-month period ended June 30, 2023, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2022.
Financing activities during the six-month period ended June 30, 2023
VEON’s Scheme of creditors
Following the announcement made by VEON on November 24, 2022 to launch a scheme of arrangement to extend the maturity of the 2023 Notes, the initial proposed scheme was amended on January 11, 2023 and on January 24, 2023, the Scheme Meeting was held and the amended Scheme was approved by 97.59% of the Scheme creditors present and voting.
On January 30, 2023, VEON announced that the Scheme Sanction Hearing had taken place, at which the Court made an order sanctioning the Scheme in respect of VEON Holdings' 2023 Notes (the “Order”). On January 31, 2023, VEON confirmed that the Order had been delivered to the Registrar of Companies and became effective. The amendments to the 2023 Notes were subject to the receipt of relevant licenses to become effective, at which time the maturity dates of the February 2023 and April 2023 notes will be amended to October and December 2023, respectively.
On April 3, 2023, VEON announced that each of the conditions has been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective.
Pursuant to the amendments, Noteholders are entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right will be granted requiring VEON Holdings to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 of the October 2023 Notes and holders of US$294 of the December 2023 Notes exercising the Put Option.
On April 20, 2023, VEON announced that subject to the terms of the 2023 Put Option, VEON Holdings will pay to the Holders of Notes accepted for purchase the Repurchase Price for their Notes on April 26, 2023.
We accounted for the scheme of arrangement as a modification of the amortized cost of the 2023 Notes and in Q2 recognized a US$20 finance gain that will reverse over the remainder of the year and not have any full year impact.

Purchase of VEON Group Debt

During the six months ended June 30, 2023, PJSC VimpelCom independently purchased US$1,572 equivalent of VEON Holdings B.V. Notes in order to satisfy certain Russian regulatory obligations. These Notes were reclassified to intercompany debt with the equivalent reduction in gross debt for VEON Group. PJSC VimpelCom has funded the purchase primarily by issuing new notes of longer maturity which is reflected in 'Liabilities Held for Sale' on the interim condensed consolidated statement of financial position.

VEON US$1,250 million multi-currency revolving credit facility agreement

On April 20, 2023 and May 30, 2023, the outstanding amounts under RCF facility have been rolled-over until October, US$692 and November, US$363, 2023.

Ukraine prepayment

In April 2023, Kyivstar fully prepaid its external debt which included a UAH 1,400 million (US$38) loan with Raiffeisen Bank and UAH 760 million loan with OTP Bank (US$21).

PMCL syndicated credit facility

Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 10 billion (US$41) under existing PKR 40 billion facility through drawdowns in January and April 2023.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	25

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Financing activities during the six-month period ended June 30, 2022
VEON USD bond repayment
In February 2022, VEON Holdings B.V. repaid its 7.50% Note of US$417 originally maturing in March 2022.
VTB Bank loan
In February 2022, VEON Holdings B.V. prepaid RUB 30 billion (US$396) of outstanding loans to VTB Bank originally maturing in July 2025.
In February 2022, VEON Finance Ireland DAC signed a RUB 30 billion (US$400) Term Facility Agreement with VTB Bank with a floating rate. This facility was guaranteed by VEON Holding B.V. and had a maturity of February 2029. The proceeds from this facility were used for general corporate purposes, including the financing of intercompany loans to PJSC VimpelCom.
In March 2022, VEON Finance Ireland DAC prepaid its RUB 30 billion (US$259) Term Facility Agreement with VTB Bank in accordance with its terms, and the facility was cancelled.
VEON US$1,250 multi-currency revolving credit facility agreement
In February 2022, the maturity of the multi-currency revolving credit facility originally entered into in March 2021 (the "RCF") was extended for one year until March 2025; two banks did not agree to extend as a result US$250 will mature at the original maturity in March 2024.
In February 2022, VEON Holdings B.V. drew US$430 under the RCF. Subject to the terms set out in the RCF, the outstanding balance can be rolled over until final maturity.
In March 2022, Alfa Bank (US$125 commitment) and Raiffeisen Bank Russia (US$70 commitment) notified the Agent under the RCF that as a result of new Russian regulatory requirements following a presidential decree, they could no longer participate in the RCF. As a result, their available commitments were cancelled and the total RCF size reduced from US$1,250 to US$1,055.The drawn portion from Alfa Bank (US$43) was subsequently repaid in April and the drawn portion from Raiffeisen Bank Russia (US$24) was repaid in May 2022.

In April and May 2022, VEON Holdings B.V. received US$610 following a utilization under the RCF. Subject to the terms set out in the RCF, this amount can be rolled until maturity.
PMCL syndicated credit facility
In March 2022, Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 40 billion (US$222) available under its existing credit line.
VEON Finance Ireland Rub debt novation to PJSC VimpelCom
In April 2022, VEON novated two bank loans, with Sberbank (RUB 45 billion (US$556)) and Alfa Bank (RUB 45 billion (US$556)) totaling RUB 90 billion (US$1,112), to PJSC VimpelCom, resulting in the former borrower, VEON Finance Ireland DAC and the former guarantor, VEON Holdings B.V., having been released from their obligations.
PMCL secures syndicated credit facility
In April 2022, PMCL signed a PKR 40 billion (US$217) syndicated loan with a 10 year maturity. The drawn amount under the facility is PKR 30 billion (US$156).
Banglalink secures syndicated credit facility
In April 2022, Banglalink signed a BDT 12 billion (US$139) syndicated loan with a five year maturity till April 2027. During May 2022, Banglalink utilized BDT 9 billion (US$103) of the total syndicated loan which was partially used to fully repay the existing facility (US$38).

Kyivstar prepays debt

In 2022, Kyivstar fully prepaid a UAH 1,350 million (US$46) loan with JSC CitiBank, a UAH1,275 (US$44) million loan with JSC Credit Agricole and a UAH 1,677 million (US$57) loan with Alfa bank, and also prepaid a portion of a UAH 1,250 million loan with OTP Bank (UAH490 million (US$17)).
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above within this note, with the exception of:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	26

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$3,843 at June 30, 2023 (December 31, 2022: US$5,847); and
•'Lease liabilities', for which fair value has not been determined.
Fair values are estimated based on quoted market prices for our bonds, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile. Observable inputs (Level 2) used in valuation techniques include interbank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads.
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying inputs when assessing the fair valuations. During the six-month period ended June 30, 2023, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

9    CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	June 30, 2023	December 31, 2022

Cash at banks and on hand	983	928
Short-term deposits with original maturity of less than three months	1,474	2,179
Cash and cash equivalents*	2,457	3,107

Less overdrafts	—	—

Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)	2,457	3,107
* Cash and cash equivalents include an amount of US$53 relating to banking operations in Pakistan.
As of June 30, 2023 and December 31, 2022, there were no restricted cash and cash equivalent balances. Cash balances as of June 30, 2023 include investments in money market funds of US$1,260 (December 31, 2022: US$1,950).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	27

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10    ISSUED CAPITAL
The following table details the common shares of the Company as of:

	June 30, 2023	December 31, 2022

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 3,321,916 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	28

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
11    DIVIDENDS PAID AND PROPOSED
There were no dividends declared by VEON Ltd in the six-month period ended June 30, 2023.
The Company makes appropriate tax withholding of up to 15% when dividends are paid to the Company’s share depository, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.
There were US$30 dividends declared by subsidiaries within the VEON Group to non-controlling interests in the six-month period ended June 30, 2023.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	29

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
12    RELATED PARTIES
For the six and three-month periods ended June 30, there were no material transactions and there were no material balances recognized with related parties as of this date.
In February 2023, 52,543 common shares, or the equivalent of 2,102 American Depositary Shares ("ADS"), in the Company were transferred to Mr. Joop Brakenhoff from shares held by a subsidiary of the Company and 51,504 common shares, or 2,060 ADS, were withheld to cover local withholding tax for equity-settled awards granted under the 2021 Deferred Share Plan that vested in 2022.
In March 2023, equity-settled and cash-settled awards were granted to five members of VEON’s Group Executive Committee under the Short-Term Incentive Scheme (154,876 ADS) and the Long-Term Incentive Plan (643,286 ADS).
13    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed below and elsewhere in these interim condensed consolidated financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2023.

14    EVENTS AFTER THE REPORTING PERIOD
VEON Management and Board of Directors increase ownership

On July 1, 2023, 1,395,358 common shares granted to current and former members of VEON’s GEC vested as part of the 2021 Deferred Shares Plan. As of July 24, 2023, VEON had initiated the transfer of 32,976 ADSs, representing 824,400 common shares, to the respective executives.
On July 19, 2023, 10,444 ADSs, representing 261,100 common shares, were granted with immediate vesting to members of VEON’s GEC and 70,000 ADSs, representing 1,750,000 common shares, were granted with immediate vesting to current and former members of VEON’s Board. Subsequently, VEON initiated the transfer of 70,444 ADSs, representing 1,761,100 common shares, to the respective executives and Board members.
Additionally, VEON initiated the transfer of 24,727 ADSs, representing 618,175 common shares, to a former Board member in relation to a grant of 1,224,086 common shares that vested in June 2022 but for which transfer was delayed.
For each of the above transfers, a portion of the granted ADSs/common shares may have been withheld to cover tax obligations.
Changes to the Board of Directors
In July 2023, the Board elected Morten Lundal as the Chair in its first meeting following the 2023 AGM. The Board also changed its committee structure, with the current committees established by the Board of directors being the Audit and Risk Committee and the Remuneration and Governance Committee.
Changes in Key Senior Managers
On July 19, 2023, VEON announced that Group Head of Portfolio Management, Dmitry Shvets, Group Chief People Officer, Michael Schulz and Group Chief Corporate Affairs Officer, Matthieu Galvani will be stepping down from their executive roles effective October 1, 2023. They will continue to support the VEON Group as directors on VEON’s Operating Company Boards. VEON’s GEC will comprise 3 members: Kaan Terzioglu as Group Chief Executive Officer; Joop Brakenhoff as Group Chief Financial Officer; and A. Omiyinka Doris as Group General Counsel, with a flatter Group leadership team structure.

Italy Tax Matter
On July 17, 2023, VEON signed an agreement with the Italy Tax Authorities for the settlement of an ongoing tax claim dispute which was fully provided for as of June 30, 2023.
Canadian Sanctions
On July 20, 2023, Canada imposed sanctions on a number of Russian mobile operators, including PJSC VimpelCom. Refer to Note 15 for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	30

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Purchase of VEON Group Debt
Subsequent to June 30, 2023, VEON was informed that PJSC VimpelCom independently concluded the purchase of US$126 of VEON Holdings B.V. Notes in order to satisfy certain Russian regulatory obligations. These Notes were reclassified to intercompany debt with the equivalent reduction in gross debt for VEON Group. PJSC VimpelCom has funded the purchase primarily by issuing new notes of longer maturity.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	31

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
15    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the six and three-month periods ended June 30, 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The term "income statement" as used in these financial statements is considered interchangeable with the term "statement of profit and loss" as defined in IAS 1 Presentation of Financial Statements.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2022.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
Ongoing conflict between Russia and Ukraine
As of August 29, 2023, hostilities continue in Ukraine and missile strikes have also occurred in Russia. Currently, one third of our total subscribers are in Ukraine and Russia, where they are supported by 32,000 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. As of August 29, 2023, most of our Ukraine subsidiary’s employees remain in the country. As of August 29, 2023, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.
As the conflict persists, we could lose a greater percentage of our customer base in Ukraine. If Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, this could have a significant impact on their use and spending on our services. Due to the efforts of our Ukrainian team as well as collaboration with other telecommunications operators in the region, network capacity has remained stable with minimal disruptions since the beginning of the conflict. We have incurred and will continue to incur additional expenditures to maintain and repair our mobile and fixed-line telecommunications infrastructure in Ukraine as a result of any damage inflicted on our infrastructure due to the ongoing conflict, as well as for security, increased energy costs, and related operational and capital expenditures. In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine and/or our infrastructure within Ukraine is significantly damaged or destroyed.
In response to the events in Ukraine, the United States, European Union (and individual EU member states) and, the United Kingdom, as well as other countries have imposed wide-ranging economic sanctions and trade restrictions which have targeted individuals and entities as well as large aspects of the Russian economy, including freezing the assets of Russia’s central bank, other Russian financial institutions, and individuals, removing selected Russian banks from the Swift banking system, and curbing certain products exported to Russia. In addition, on July 20, 2023, Canada imposed on a number of Russian mobile operators, including PJSC VimpelCom. Furthermore, as a response to the imposed sanctions, Russia introduced a number of counter-sanctions aimed at stabilizing domestic financial markets. These, among others, include restrictions related to capital and foreign exchange controls, restrictions on lending to foreign (non-Russian) persons, restrictions on foreign persons’ transactions with Russian securities and real estate, and limitations on export and import of certain goods into and outside Russia. For example, on July 5, 2022, the President of the Russian Federation issued Decree No. 430 (“Decree 430”) which requires Russian legal entities with Eurobond obligations to ensure the local fulfillment of such obligations to Eurobond holders whose rights are recorded by the Russian depositories, e.g. NSD or Account Holders registered in the Russian Federation (refer to further discussion below). Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties with Russia, which may impact negatively Kyivstar in case, whether prior to or after the proposed sale of our Russian operations, it is considered by the local authorities as a Russia-owned company. For example, in October 2022, Ukraine imposed sanctions for a ten-year period against, Mikhail Fridman, Petr Aven and Andriy Kosogov, who are some of the Company’s beneficial owners due to their ownership in LetterOne. These Ukrainian sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on the Company, however, the Company cannot rule out their impact on banks' and other parties readiness to transfer dividends in the event such restrictions are lifted. Furthermore, these sanctions may make it difficult for the Company to obtain local financing in Ukrainian hryvnia, which could make it more difficult for us to naturally hedge any debt required for our Ukrainian operations moving forward to the currency in which we generate revenue. In addition, Ukraine has put one member of senior management in government registry managers of Russian companies as a result of this senior manager being on the board of VimpelCom. This list has had and could continue to cause reputational harm to the Group,

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	32

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
particularly for its operations and customer relationships in Ukraine, since engagement with Russian companies are generally condemned. Ukraine’s restrictions have already led to restrictions on the payout of dividends from Ukraine resulting in no cash being upstreamed to VEON, prohibitions on renting state property and land, prohibitions on participation in public procurement impacting B2G revenue and potential prohibitions on transfer of technology and intellectual rights to Kyivstar from VEON.
The ongoing conflict between Russia and Ukraine, and the sanctions imposed by the various jurisdictions, counter sanctions and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, including certain professional service providers we rely on, and the consequences of all the foregoing, have negatively impacted and, if the conflict, sanctions and such responses continue or escalate, will continue to negatively impact aspects of our operations and results in Russia and Ukraine, and may affect aspects of our operations and results in the other countries in which we operate.
The conflict has resulted in the following events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern, particularly if we are not able to consummate the agreed disposal of our Russian operations (refer to Note 5):
•The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations, and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations in Ukraine, and cause volatility in the value of our securities. The conflict has also had a marked impact on the economies of Russia and Ukraine. However, since the beginning of the conflict, a significant majority of Ukraine’s network infrastructure has been operating effectively and disruptions in service have been limited to specific areas where the conflict is most intense. It cannot be ruled out that the conflict and related damage could escalate within Ukraine or within Russia.
•We have recorded material impairment charges with respect to goodwill in Russia during the three months ended June 30, 2023, and we may need to record future impairment charges, which could be material, if the conflict continues or escalates and as more information becomes available to management. It is possible further impairment charges may rise to a level as to require additional analysis to determine the true value of assets as outlined in the provisions of our debt agreements and in the worst scenario, when the true value of assets is lower than the liabilities, could require early repayments of our long term debt.
•In Russia, macroeconomic conditions and outlook remain uncertain. The results of our operations in Russia on a U.S. dollar basis may fluctuate for the foreseeable future compared to results prior to the onset of the conflict, largely due to the volatility of the Russian ruble and to lower equipment sales.
•As of August 29, 2023, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, along with comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may therefore have a material impact on aspects of the Company’s operations and business plans in Russia and Ukraine. In addition, we have assessed the potential impact of the guidance regarding the ban on “new investment” in the Russian Federation by U.S. persons and UK persons and the prohibition on U.S., EU, and UK persons furnishing accounting and certain other services to Russia.
•Based on the current state of affairs, the Company currently has sufficient liquidity to satisfy our current obligations at least over the next twelve months from the issuance of the financial statements without the need of additional financing assuming no early repayments of our long-term debt and the completion of the sale of our Russian operations (refer to Note 5). In addition, cash on hand is US$2,430 at July 31, 2023. The Company also expects to meet its financial covenants as required by our debt agreements during the same twelve-month period. However, these continue to be uncertain times and it is not possible to predict with precision how certain developments will impact our liquidity position, our financial covenants and non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels. A deterioration in the results or operations of our operating companies could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across all debt facilities and the revolving credit facility and negatively impact our liquidity. We may also be impacted by conditions or local legal requirements in

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	33

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
international markets that could make it more difficult to service our existing debt obligations or refinance existing debt. Should we not realize the assumptions behind our liquidity forecast, we may not have sufficient liquidity to continue to operate as outlined above. If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, which has been the case over the last twelve months due to global inflationary pressures and a number of other factors, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. For example, the ongoing conflict in Russia and Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing conflict between Russia and Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
•In response to the geopolitical and economic situation in both Ukraine and Russia, there is a risk of either country imposing external administration over foreign companies or assets. For example, as part of the measures that the Ukrainian government has adopted in response to the ongoing conflict with Russia, amendments to the nationalization law (the “Nationalization Law”) in Ukraine have been published and as of June 29, 2023 are awaiting signature by the President of Ukraine (“Nationalization Law Amendments”). The Nationalization Law Amendments extends the definition of “residents” whose property in Ukraine (owned directly or indirectly) can be seized under the Nationalization Law to include property owned by the Russian state, Russian citizens, other nationals with a very close relationship to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or are controlled or managed by any of the individuals identified above. For example, in May 2023, President Zelensky signed an initial package of restrictive measures on 41 entities, including against the Russian stake in Zaporizhstal, one of Ukraine’s largest metallurgical companies, as part of Nationalization Law efforts. In April 2023, the Ukrainian Parliament voted for similar measures to allow for the nationalization of Sense Bank, one of Ukraine’s largest commercial banks with several sanctioned Russian shareholders. Furthermore, in November 2022, the Ukrainian government invoked martial law which allows the government to take control of stakes in strategic companies in Ukraine in order to meet the needs of the defense sector. The Security Council Secretary indicated that at the end of the application of martial law, the assets can be returned or their owners can be appropriately compensated.
•Additionally, on April 25, 2023, the President of the Russian Federation issued Decree No. 302 (“Decree 302”) which introduced a legal framework for imposing temporary administration over Russian assets, including companies, owned by foreign residents associated with “unfriendly” jurisdictions which take hostile actions against Russia. Under the new regime, foreign owners retain their title to assets but all management decisions are taken by the State Agency for Management of State Property which is entitled, among other things, to replace the CEO and Board members in the companies managed by it. The inclusion into and exclusion from the list of assets subject to such temporary administration is approved by Presidential Decree. Since the issuance of Decree 302 shares in two energy companies have been included in such list and, more recently, it has also been applied to Russian subsidiaries of Carlsberg and Danone. Carlsberg had found a buyer for its Russian subsidiary and Danone had indicated it was planning to exit Russia by divesting its Russian subsidiary.
•If further measures are adopted and applied in relation to either our Ukrainian or Russian subsidiary, or both, this could lead to the involuntary deconsolidation of our Ukrainian and/or Russian operations, and could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across other debt agreements and the revolving credit facility and negatively impact our liquidity.
•The United States imposed sweeping export control restrictions on Russia’s ability to obtain goods, software and technology subject to U.S. export control jurisdiction, including a broad array of foreign-made items, that were previously not subject to U.S. export control jurisdiction. This could have an adverse impact on our ability to maintain and/or improve our infrastructure and adversely impact the availability and quality of our services and therefore have a material adverse effect on our operations and results of operation. In the event of future imposed laws and regulations as a result of the ongoing conflict between Russia and Ukraine, our business, the operation of our networks, our supply chain stability of items critical to the telecommunications sector in Russia, and our ability to comply with the terms of our operating licenses and local laws and regulations could be materially adversely impacted.
•On July 5, 2022, the President of the Russian Federation issued Decree No. 430 (“Decree 430”) which requires Russian legal entities with Eurobond obligations to ensure the local fulfillment of such obligations to Eurobond holders whose rights are recorded by the Russian depositories, e.g. NSD or Account Holders registered in the Russian Federation. On November 23, 2022, the Russian Central Bank issued clarifications in respect of Decree 430, claiming that it also applies to Russian legal entities and foreign issuers that are within the same group of companies. Several VEON Holdings B.V. bondholders in Russia have approached PJSC VimpelCom to locally satisfy VEON Holdings B.V.’s notes obligations and three legal proceedings have been lodged against PJSC VimpelCom in respect of VEON Holdings B.V.’s notes with a total potential impact of US$22. PJSC VimpelCom is defending these claims and has indicated it is disputing the applicability of Decree 430 to PJSC VimpelCom.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	34

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
•On July 20, 2023, Canada imposed sanctions on a number of Russian mobile operators, including PJSC VimpelCom. Such sanctions may cause increased reputational harm to PJSC VimpelCom and the Group since they represent direct sanctions adopted against PJSC VimpelCom by Canada, particularly if other nations adopt similar measures.
Management’s actions to address these events and conditions are as follows:
•We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine and Russia.
•On November 24, 2022, VEON entered into an agreement to sell VEON’s Russian operations to certain senior members of the management team of PJSC VimpelCom (“VimpelCom”), led by its current CEO, Aleksander Torbakhov. Under the agreement, VEON will receive consideration of RUB 130 billion (approximately USD 1.9 billion). It is expected that the consideration will be paid primarily by VimpelCom taking on and discharging certain VEON Holdings B.V. debt, thus significantly deleveraging VEON’s balance sheet. The SPA contains provisions amongst others that in the event Vimpelcom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction is subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (United States, United Kingdom, European Union, and Bermuda) for the proposed structure of the sale. As of June 30, 2023, Russian regulatory approvals have been obtained as well as the OFAC license and required authorizations from the United Kingdom and Bermudan authorities. The remaining closing conditions to be satisfied include any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. Refer to Note 5 for further details. Following the completion of this sale, the risk of material impacts on VEON’s operations stemming from Russian-related sanctions from various jurisdictions will be minimal.
•The Company has performed sensitivities on the volatility of the Russian ruble as well as other currencies in our operating markets with respect to the impact on our financial results and does not expect fluctuations to have a significant impact. In the normal course of business, the Company manages its foreign currency risk by selectively hedging committed exposures and hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards.
•Management is actively monitoring any new developments in applicable sanctions to ensure that we are in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. As a result of current economic sanctions affecting Russian banks, we repaid our RUB 30 billion seven year term loan with VTB Bank on March 9, 2022 and two of our group-level loans with Sberbank and Alfa Bank respectively, totaling RUB 90 billion in total, were novated to PJSC VimpelCom, within the Russia operating segment, in April 2022 (refer to Note 8). This resulted in the release of the former borrower (VEON Finance Ireland DAC) and the former guarantor (VEON Holdings B.V.) from their obligations. In addition, the novation of these loans has allowed VEON to ensure that the majority of the Group’s Russian ruble liabilities are held within Russia and as such are matched to the market where Russian ruble revenues are generated. We have also sufficiently reduced local debt levels below thresholds that would, upon any potential acceleration, trigger cross-defaults under the RCF or other debt instruments, however, this risk remains as it pertains to other provisions under RCF.
•Management has actively engaged with sanctions authorities where appropriate. On November 18, 2022, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") issued General License 54 authorizing all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. OFAC General License 54 applies to all debt and equity securities of VEON Ltd. that were issued before June 6, 2022, and confirms that the authorization applies not only to the purchase and receipt of debt and equity securities, but also to transactions ordinarily incident and necessary to facilitating, clearing, and settling of such transactions. This General License ensures that all market participants can trade the relevant securities with confidence that such trading is consistent with E.O. 14071, which targeted “new investment” in Russia, and was issued following active engagement with OFAC on the topic. On January 18, 2023, OFAC has replaced the General License 54 originally issued on November 18, 2022 with General License 54A to now include both VEON Ltd. and VEON Holdings B.V.
•Management actively monitors the Company’s liquidity position, our financial and non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our financial covenants and non-financial provisions in our debt agreements are met. In the event a default provision within our debt agreements is triggered, VEON is in regular communication with its relevant lenders and has an obligation to notify them of any default that occurs and is continuing to occur. Should this occur, VEON will proactively and promptly respond to queries from lenders on the relevant covenant breach and initiate negotiations with

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	35

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
lenders should the need arise. As of August 29, 2023, the Company has satisfied all of its interest and capital payments and is not in default on any of its bonds or bank debt and has sufficient liquidity to satisfy our current obligations at least over the next twelve months from the issuance of the financial statements.
•On November 24, 2022, VEON announced the launch of a proposed scheme of arrangement (the "Scheme") in England via the issuance of a Practice Statement Letter to extend the maturity of the 5.95% notes due February 2023 and 7.25% notes due April 2023 issued by the Company (together, the “2023 Notes”) by eight months from their respective maturity dates. On January 24, 2023, the Scheme was approved by the Scheme creditors. On January 30, 2023, the Court sanctioned the Scheme. Upon approval by the Court, a standstill period was imposed which restricts 2023 Noteholders (and other Scheme creditors) from taking enforcement action (and other related actions) in accordance with the terms described in the Scheme. Management believes the amendments proposed by the Scheme will allow VEON necessary time to move towards completion of the VimpelCom disposal, while also reducing the risk of double payment of principal to holders of the 2023 Notes holding through the NSD (i.e. payments by both VEON Holdings B.V. and VimpelCom, with the portion paid by VEON Holdings B.V. being held in the international clearing systems). The Scheme is subject to obtaining the necessary remaining licenses from relevant government authorities. On April 3, 2023, VEON announced that each of the conditions has been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective. Pursuant to the amendments, Noteholders are entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right will be granted requiring the Company to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102 per cent of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 of the October 2023 Notes and holders of US$294 of the December 2023 Notes exercising the Put Option. On April 20, 2023, VEON announced that subject to the terms of the 2023 Put Option, the Issuer will pay to the Holders of Notes accepted for purchase the Repurchase Price for their Notes on April 26, 2023. Following the settlement of the Put Option, the aggregate principal amount of Notes outstanding is US$364 for the October 2023 Notes and US$406 for the December 2023 Notes.
•Management is actively monitoring any new developments in new laws and regulations to ensure that we are in compliance and to evaluate any potential impact on the Company’s financial performance, operations and governance. As a result of the sweeping export control restrictions on Russia’s ability to obtain goods, software and technology imposed by the United States, the Company is currently developing contingency plans to maximize the use of existing equipment in order to minimize the impact on our operations and results while also analyzing the potential for applying for licenses and the applicability of certain exceptions to the licensing requirements with respect to Russia in order to permit continued procurement of goods, software and technology subject to U.S. export control jurisdiction.
The accompanying consolidated financial statements have been prepared on a going concern basis. In accordance with International Accounting Standards (“IAS”) 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast significant doubt about the Company’s ability to continue as a going concern for at least twelve months after the date these consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing conflict and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Russian and Ukrainian operations in particular, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.
As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2022.
A number of new and amended standards became effective as of January 1, 2023, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	36

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Amsterdam, August 29, 2023
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2023	37